Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

November 18, 2005

Elaine Wolff
Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. Registration Statement on Form S-11 File No. 333-118092

Dear Ms. Wolff and Ms. Gowetski:

        The following is in response to your comment letter dated September 28, 2005 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

General

1.	We note your response to comment no, 1 and your statement that this is not an offering of limited partnership interests in a real estate program, that you do not intend to make property acquisitions and that you have not sponsored any prior programs. Please note that since this is an investment is a blind pool REIT you must provide all applicable prior performance information required by Guide 5. Refer to Securities Act Release 6900. With respect to the prior performance tables, for any prior performance information relating to mortgages, please adjust the tables to provide analogous information as would be included in real estate programs, including for example, but not limited to, information on the types of collateral securing the mortgage loans, year of origination or issue date, lien position or class, maturities, mortgage rates, delinquency status of loans. Further we note your response that Regatta “borrowed” funds from investors. Please tell us why you do not believe these funds constituted an investment by passive investors and why you believe these funds were a loan by such investors. For example, if notes were issued with guaranteed retums, please provide us with a copy of the secured note to investors. Finally, we note your disclosure on page 15 regarding Regatta’s eleven problem loans. Please note that we interpret the term “program” to refer to those investments in which the sponsor raised funds from passive investors, which appears to be the case with Regatta. As a result, please expand your disclosure in the prospectus to include Regatta’s prior performance tables and narrative information, including the total amount of money raised from investors, the total number of investors, the aggregate amount of loans, the current status of the loans and quantify and describe any losses incurred by Regatta. In addition, we reissue that portion of our previous comment requesting disclosure regarding Regatta’s operating results, including any cash distributed to investors and the source of such cash, and any compensation paid to Regatta. Please include disclosure, if true, that Regatta is unable to provide complete information due to a flood in a storage locker and the lack of a duplicate record-keeping system.

In response to your comment and pursuant to a conversation with the Staff, we have modified our disclosures regarding Regatta as follows:

•	We have added a section entitled, “Past Performance of Regatta Capital Limited.”
•	We have included two tables in Part II of the registration statement. The tables include the Summary Past Performance History and Summary Lender History of Regatta.
•	We have included a disclosure regarding our lack of a duplicate record-keeping system and the loss of information due to a flood in a storage locker.

2.	We note your response to previous comment no. 2 that if suitability standards are established you will revise your disclosure to provide these standards. Please tell us the states in which the securities will be sold and provide confirmation that those states do not have suitability standards.

We have thus far made filings in Colorado and Utah. Neither state has suitability standards. We are considering making filings in other states.

Cover

3.	We note your response to comment no. 3 and the revised disclosure. Although we realize that there is a limited amount of space on the cover page, we also note that the current content and organization of the cover page could be revised to permit the inclusion of the disclosures that should be retained on the cover. For example, please eliminate the information not required by Item 501; we note for example only, that the first sentence of the first paragraph should he removed. For another example, please consider presenting the cover page risk factors in a two-column format. In this connection, please revise to retain or to include the following information on the cover page:

•	the date that the offering will end (Refer to Item 501{b)(8) of Regulation S-K);
•	restrictions on the ownership or transfer of your shares;
•	the aggregate amount of your current loans, the amounts that are delinquent and the amounts that am in default;

•	that you may fail to qualify as a REIT;
•	that you may invest in subordinated loans and loans on undeveloped properties;
•	that there are no limits on the amount of debt that you may incur which could. reduce the amounts available for distribution;
•	that you may borrow funds to make distributions; and
•	that you may make distributions that include a return of principal.

We have revised the cover page as suggested and added the additional information requested.

4.	Please revise the third bullet point, the summary, and all applicable risk factors, to disclose Mr. Replin’s ownership interest in your Manager. Further, please revise to disclose that you will have a conflict of interest with your Manager and revise here and in all applicable risk factors all references to “potential” conflicts of interest to simply state that a conflict of interest exists. In connection with the conflicts with your Manager, please include the conflict of interest that exists with respect to the Manager’s interest in increasing origination fees payable to the Manager and your interest in decreasing such fees to increase the interest rates that are 50% payable to you.

Our disclosures regarding Mr. Replin’s interest in our Manager have been revised accordingly. Additionally, we have revised our disclosures regarding conflicts of interest as suggested. We have added disclosure regarding our interest in decreasing origination fees and our Manager’s interest in increasing origination fees.

Prospectus Summary, pages 1 -7

5.	We note your first two sentences state that your objective is to build a portfolio that generates net income for distribution to investors and that your slogan is ‘Check of the Month REIT,’ which expresses your business objective of providing a steady, predictable income flow to your stockholders.” Please revise to remove puffing language from your summary such as your “Check of the Month REIT” business slogan. Further, immediately following any description of your objective, please balance this disclosure by making it clear that:

•	distributions are not guaranteed;
•	your objective is not based on your operating history or REIT experience, or the experience of your Manager which was formed only recently and which had not had any prior business operations; and
•	there are substantial risks associated with your intended investments in subprime loans, second or junior mortgage loans, interest only loans, balloon loans, and loans collateralized by undeveloped real property.

In this connection, please tell us what your beliefs are based on, in light of the foregoing.

We have revised our disclosure as requested. Additionally, we have added additional information to our disclosure regarding distributions, our operating history and the experience of our Manager and the risks associated with the types of loans we intend to make and the types of property collateralizing our loans.

6.	We note your disclosure that if you complete this offering in 2005, you plan to qualify as a REIT commencing in your taxable year ending December 31, 2005 and if the offering is completed in 2006, you plan to qualify as a REIT commencing in your taxable year ending December 31, 2006. Please expand your disclosure in the summary and “Our Tax Status” section to briefly discuss why you are not planning to qualify as a REIT commencing in your taxable year ending December 31, 2005 regardless of the status of this offering. We also note the form of tax opinion previously provided that refers to Del Mar’s qualification as a REIT commencing with Del Mar’s taxable year ending December 31, 2005. Please tell us how the tax opinion will be consistent with your disclosure.

Due to the timing of this offering and the 100 shareholder requirement for a REIT, we do not plan to qualify as a REIT commencing in the taxable year ending December 31, 2005. We have expanded our disclosure to include this information. Additionally, Sterling & Gregory LLC has provided an updated opinion regarding tax matters, which is attached to Amendment No. 4 of the registration statement as Exhibit 8.1.

7.	We note your disclosure that you have raised net proceeds of $838,000 in a private placement in August 2004. If you choose to include this disclosure in the summary, please balance this disclosure with the amount of such proceeds that have been invested in loans and the amount of such loans that are delinquent and the amount of such loans that is are in default.

We have deleted this disclosure from our summary in response to your comment.

8.	We note your statement that you do not intend to make residential mortgage loans, although some of your loans will be secured by residential properties. Please revise to disclose that the majority of your current loans are secured by single family residential properties and explain the nature of the loans if they were not residential mortgage loans.

We have revised this disclosure in response to your comment.

Summary Risk Factors, page 3

9.	We note your disclosure on page 3 and throughout the prospectus that two sets of loans in which you loaned a total of $283,112 are not current and that another loan made in December 2004 has been delinquent since April 2005. Please expand your disclosure in this section and throughout the prospectus to discuss that these loans are in default. If you do not consider these loans in default, please describe the criteria you use for determining whether a loan is “not current,” “delinquent” or “in default.” Please specify how long a loan must be delinquent before being considered in default.

Our disclosures regarding the loans in default have been revised accordingly throughout the prospectus.

10.	Please revise the risk factor discussion of conflicts with your Manager to identify the nature of the payments to be made under your management agreement that would result in acquisition of riskier or greater number of mortgage loans.

We have revised the summary risk factor in response to this comment.

11.	Please revise the risk factor discussion of conflicts with your President who is also the President of Regatta Capital to identify the nature of the conflict.

We have revised the summary risk factor in response to this comment.

12.	Please revise the last risk factor to disclose that interest rate increases would reduce or eliminate net income because borrowers of balloon loans may be unable to refinance and because the cost of your borrowing may increase relative to the average rate of your loans.

We have revised this risk factor accordingly.

Conflicts of Interest

13.	Please revise the heading to reflect the parties with whom you have conflicts of interest.

We have revised the heading to read, “Conflicts of Interest With Our Manager, CEO and Regatta Capital Limited.”

14.	Please revise the description of the conflicts to further explain the nature of the conflict regarding the origination fee to disclose that you do not receive any origination fees unless such fees are over 8% of the loan balance, and then only 50% of such amounts.

We have revised the disclosure as requested.

15.	Please revise the description of the conflicts to include a discussion of the nature of the payment structure that could encourage the acquisition of higher yielding and riskier loans.

We have revised the disclosure as requested.

16.	Please revise to discuss the fact that the management agreement was not negotiated at arms length.

We have revised this section accordingly.

Description of the offering, page 6

17.	Please revise to include the date the offering will end.

We have revised the description of the offering to state, “The offering will terminate on _______________,” which will be calculated as 9 months from the date of the Prospectus.

Risk Factors. page 9

18.	Please revise each caption to disclose the risk being presented.

The captions for each risk factor have been revised accordingly.

19.	Please include risk factor disclosure discussing the risk that you have no loan to value requirements.

We have added this risk factor as requested.

20.	Please include risk factor disclosure discussing the risk that your loans may be cross-collateralized.

We have added this risk factor as requested.

21.	Please include risk factor disclosure discussing the risk that credit checks, cash flow evaluations and income verifications on borrowers will not be required.

We have added this risk factor as requested.

22.	We note your disclosure on page 31 and in Note 3 to the financial statements that you have not been able to communicate with certain borrowers since Hurricane Katrina and you do not know the extent of physical damage to the Mississippi property. Please include a risk factor relating to possible collateral impairment with respect to any properties located in Mississippi or other areas impacted by adverse weather.

Since our last amendment, we have been able to assess the damage to the Mississippi property. Fortunately, the damage to the property was not extensive and the property has been relisted for sale. Prior to the hurricane, the property was under contract for $110,000. We have been told by the realtor that this is a reasonable price for the property. The prospective buyer for the property is still interested in purchasing the property, but no closing has been held. Our disclosures regarding the Mississippi property throughout the registration statement have been revised accordingly. There is a risk that our collateral could be impaired by future adverse weather conditions and we have added this risk factor as requested.

We cannot predict the amount of our distributions, page 18

23.     Please revise the heading and the narrative to disclose that you may be unable to make any distributions.

We have revised this risk factor consistent with your comment.

Terrorist attacks may affect the market price for our common stock and our operations, page 21

24.	Please revise to disclose the risk that is specific to your business. To the extent that the risk is generic and applicable to all companies, please delete.

We have deleted this risk factor in accordance with your comment.

Management’s Discussion and Analysis, page 21 — 23

25.	We note that you have set up an allowance of $50,647 on your balance sheet to cover anticipated holding and selling costs should you receive title to the properties through a conveyance by deed or foreclosure. Please expand your disclosure to briefly discuss what the $50,647 in allowance is based on and whether you have taken any action to effect a conveyance by deed or foreclosure with respect to any of your loans currently in default.

The allowance consists of the following estimated amounts: $3,747 for insurance costs; $2,000 for property taxes; $24,900 for closing costs of sale, including brokerage commissions and title work; $6,000 for legal fees; $6,000 for maintenance; and $8,000 for holding and miscellaneous costs. We have expanded our disclosure regarding the allowance to include this information.

26.	We note your response to comment no. 10 and the revised disclosure on page 26. Please expand your table to include all of your outstanding loans and include a “Status” column indicating whether a loan is in default.

We have expanded our summary mortgage loans table to include a status column setting forth the status of each loan.

Business, page 29

27.	We note that the borrower with respect to the loan in Indiana has agreed to pay a consulting fee to you of $4,950 when each lot is sold, which amount will be reduced to $3,950 per lot if the loan is fully paid by September 12, 2005. We also note the reference to the consulting/finder compensation agreement in the opinion obtained from local counsel in Indiana. Please expand your disclosure to briefly describe this agreement and file it an exhibit to your registration statement. In addition, please provide a description of the services provided in consideration of the consulting fee.

In connection with our loan evaluation, our president discussed various matters with the borrower regarding development strategies, and it was determined that a consulting fee should be paid to us. We have expanded our disclosure to include this information and are filing the Consulting/Finder Compensation Agreement between Philip D. Miller and Del Mar Income Partners, Ltd. as Exhibit 10.6 to the registration statement.

Loan Policies and Procedures, page 32

28.	We note your disclosure on page 34 that typical loans are between $200,000 and $500,000, but may be lower or higher depending upon the circumstances. Please reconcile this disclosure with the fact that each of the nine loans listed on page 26 are for $135,000 or less and the majority of the loans are for less than $70,000.

We have added the following explanation to our disclosure regarding our expected loan size, “Because of our limited resources, the loans we have made have been for lower amounts.”

29.	We note your disclosure on page 34 that use of loan proceeds will always be for commercial purposes. Please clarify, if true, that the majority of your loans are single family residence mortgages and that you mainly provide loans for renovation and construction of single family residences.

The majority of our loans to date have been secured by single family residence mortgages. We do not concur that we mainly provide loans for renovation and construction of single family residences. We do not intend to so limit our activity as evidenced by our recent loans in North Carolina and Indiana.

Regulation, page 37

30.	We note your response to comment no. 12 and the opinions obtained from local counsel in Indiana, Mississippi, Missouri and Wisconsin. Please tell us why the opinion from Missouri counsel references a loan to be made by Regatta Capital, Ltd. In addition, please provide the complete legal opinion with respect to North Carolina as the copy provided appeared to be missing pages. Please include appropriate risk factor disclosure discussing the risk to you, if despite opinions from counsel, you make loans that violate applicable laws or require you to be licensed as a lender.

Del Mar and Regatta hired the same attorney to provide them opinions regarding their respective loans in Missouri. We are supplementally providing a complete copy of the North Carolina opinion. Our earlier attachment did not include the signature page in our earlier transmittal. We have added a risk factor entitled, “Violation of State Usury Laws May Impede or Prohibit Our Ability to Collect on our Loans and May Subject Us to Regulatory Action and/or Legal Liability and Damages Exceeding the Loaned Amount,” which discusses the risks that we face, despite obtaining legal opinions, if we violate applicable laws or laws requiring us to be licensed as a lender.

Interim Financial Statements

3. Notes Receivable, page F-7

31.	Please expand your disclosure related to the: notes due November 8, 2004, to indicate when you intend to begin foreclosure proceedings, and if you believe such proceedings will be successful. Additionally, disclose whether the appraisal of these four properties was for the properties in their current condition, or as if the properties were completed.

The disclosure has been expanded as suggested. We have revised the note to indicate that we have sought leave of the bankruptcy court to begin foreclosure proceedings, and we believe such proceedings will be successful.

32.	Please tell us how you disburse construction loans to borrowers. Tell us whether all of the funds are disbursed up front or whether they are released in draws as work is completed. Additionally, tell us whether you perform any inspections of the properties during the construction/rehab phase. Finally, tell us whether you disburse loan proceeds to borrowers that exceed the “as is” value of the collateral at the date of loan disbursement.

The procedures for disbursement will vary depending on the type of loan. Generally, when a loan is for construction/renovation purposes, the Company releases funds as the work is completed and lien releases are received. An independent qualified person performs inspections during the construction/renovation phase. We do not disburse loan proceeds to borrowers that exceed the “as is” value of the collateral at the date of loan disbursement.

33.	We note that you disclosed that the property securing the note due 12/15/05 is under contract, but in Management’s Discussion and Analysis you indicate that the contract on the property was due to expire on July 8, 2005. Please revise your disclosure to correct this discrepancy.

The property was under contract. The contract did not close, but the prospective buyer is still interested in purchasing the property. We have communicated with the realtor who indicates the selling price is reasonable. Because the sale did not occur, we have deleted reference to the contract.

*    *    *    *

        We will provide the Staff with marked copies of the amendment to expedite review. Thank you for your courtesies in promptly reviewing this amendment.

Sincerely,

/s/ Stephen D. Replin
Stephen D. Replin

cc:    Robert M. Bearman